UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed in a Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on July 22, 2026 (the “Original Form 6-K”), on July 21, 2026, pursuant to the terms of the Share Exchange Agreement, dated as of February 18, 2026, among Fusion Fuel Green PLC, an Irish public limited company (the “Company”), and certain shareholders of Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“Royal Uranium”), as amended by an Amendment Agreement, dated as of June 11, 2026, between the Company and certain shareholders of Royal Uranium (as amended, the “Share Exchange Agreement”), the closing contemplated by the Share Exchange Agreement occurred.

This Amendment No. 1 on Form 6-K amends the Original Form 6-K to provide (1) the audited consolidated financial statements of Royal Uranium as of December 31, 2025 and December 31, 2024 and for the fiscal year ended December 31, 2025 and for the period from January 14, 2024 (date of incorporation) to December 31, 2024, the notes related thereto, and the Report of Independent Registered Public Accounting Firm of De Visser Gray LLP, dated May 27, 2026, which is attached hereto as Exhibit 99.5; (2) the consent of De Visser Gray LLP with respect to the Report of Independent Registered Public Accounting Firm contained in Exhibit 99.5 hereto, which is attached hereto as Exhibit 23.1; and (3) the unaudited pro forma combined consolidated financial information of the Company and Royal Uranium as of and for the fiscal year ended December 31, 2025, and the notes related thereto, which is attached hereto as Exhibit 99.6.

The unaudited pro forma financial information included as Exhibit 99.5 to this Report on Form 6-K/A has been presented for informational purposes only, and does not purport to represent the actual results of operations that the Company and Royal Uranium would have achieved had the entities been combined at and during the period presented in the pro forma financial information.

Other than as disclosed, this filing does not update, amend, or modify any information, statement or disclosure contained in or furnished with the Original Form 6-K.

This Report on Form 6-K/A (except Exhibit 99.4 hereto) is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
10.1	Form of Share Exchange Agreement, dated as of February 18, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on February 18, 2026)
10.2	Form of Mineral & Element Advisory Agreement, dated as of February 12, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on February 18, 2026)
23.1	Consent of De Visser Gray LLP
99.1	Form of Amendment Agreement amending the Share Exchange Agreement, dated as of June 11, 2026, among Fusion Fuel Green PLC and the other parties signatory thereto (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on July 22, 2026)
99.2	Updated Risk Factors (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on July 22, 2026)
99.3	Disclosures Regarding Indicative Valuation of Certain Royalties Held by Royal Uranium Inc. (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K filed on July 22, 2026)
99.4	Press release dated July 22, 2026 (incorporated by reference to Exhibit 99.4 to the Report on Form 6-K filed on July 22, 2026)
99.5	Audited consolidated financial statements of Royal Uranium Inc. as of December 31, 2025 and December 31, 2024 and for the fiscal year ended December 31, 2025 and for the period from incorporation on January 14, 2024 to December 31, 2024, and notes related thereto
99.6	Unaudited pro forma combined consolidated financial information of Fusion Fuel Green PLC and Royal Uranium Inc. as of and for the fiscal year ended December 31, 2025, and the notes related thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: July 29, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer and Interim Chief Financial Officer